  Exhibit 99.1

High Tide Reports Financial Results for Third Fiscal Quarter Featuring Record Revenue and Adjusted EBITDA, Along With Positive Free Cash Flow and Net Income

•	Same-Store Sales Were Up 7.4% Year Over Year, the Fastest Growth Rate in Two Years
•	The Company Reports $7.7 Million in Free Cash Flow in Q3 2025, Up 148% Year Over Year, and 57% Sequentially
•	The Company Reports Positive Net Income of $832 Thousand, Up 1% Year Over Year and Marked a Meaningful Reversal Versus a Net Loss of $2.8 Million Sequentially
•	During May 2025 and June 2025, Canna Cabana Held a 12% Share of the Cannabis Retail Market Across the Five Provinces in Which the Company Has a Presence, Up From 11% in the Previous Year[1]
•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars.[2] Q3 Annualized Revenue Run Rate Was Approximately $600 Million

CALGARY, AB, Sept. 15, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the third fiscal quarter of 2025 ended July 31, 2025, the highlights of which are included in this news release. The full set of unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2025 and 2024 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov/edgar.

[1] Based on publicly available store count data for May 2025 and June 2025 in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[2] Based on reporting by New Cannabis Ventures as of August 13, 2025. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) - for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

"I'm thrilled to share that this has been our most powerful quarter to date across nearly every financial metric, including record revenue and adjusted EBITDA, along with positive free cash flow and net income. Importantly, we also delivered our strongest same store sales growth in two years, which helped propel an 18% year-over-year increase in our core bricks-and-mortar business. These results once again prove that our loyalty-focused innovative discount club model continues to resonate strongly with our customers," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"The cherry on top of these results is the recent closing of our acquisition of a majority stake in Remexian, which positions us as a major player in Germany's medical cannabis market, based on market share. With this game-changing acquisition, High Tide is now not only a leader in Canada, but also a leader in Europe's largest cannabis market. By further diversifying our revenue streams with Remexian's strong financials, we have enhanced our capacity to continue powering Canadian growth through free cash flow generation, strengthening our ability to deliver value to shareholders and setting ourselves up to exceed 300 Cabanas in Canada."

"Top Canadian cannabis brands have already started to come onboard exclusively with High Tide, which will further fuel our momentum. With Remexian's financial strength and operational leadership now part of the High Tide family, I've never been more confident in our ability to accelerate growth both at home and abroad," added Mr. Grover

2025 Third Fiscal Quarter - Financial Highlights:

•	Revenue was a record $149.7 million for the three months ended July 31, 2025, compared to $131.7 million during the same period last year, an increase of 14% year over year, representing the fastest growth rate in seven quarters. Revenue was up 9% sequentially during the three months ended July 31, 2025. The Company notes that its core bricks-and-mortar segment revenue increased by 18% year over year and 10% sequentially.
•	Gross profit was a record $40.1 million for the three months ended July 31, 2025, up 13% year over year and sequentially.
•	Gross profit margin was 27% for the three months ended July 31, 2025, which was consistent year over year and up from 26% sequentially. The margins in the Company's core bricks-and-mortar segment, which generates 97% of its revenue, increased sequentially for the third consecutive quarter.
•	Adjusted EBITDA was a record $10.6 million in the three months ended July 31, 2025, representing the 22nd consecutive positive quarter, up 11% year over year and 32% sequentially.
•	The Company generated $7.7 million of free cash flow in the third fiscal quarter, up 148% year over year and 57% sequentially. Over the past four quarters, the Company has generated $16.6 million of free cash flow, while expanding its footprint by two dozen stores.
•	General and administration expenses represented 4.4% of revenue in the three months ended July 31, 2025, which compared to 3.7% during the previous year, and 4.2% sequentially.
•	Salaries, wages, and benefits represented 12.2% of revenue in the three months ended July 31, 2025, which improved from 12.7% year over year and sequentially, and represented the lowest level in the last seven quarters.
•	Income from operations was a record $3.7 million for the three months ended July 31, 2025, marking a significant improvement of 22% year over year and 301% sequentially.
•	During the third fiscal quarter, the Company generated net income of $0.8 million, which was up 1% year over year and marked a meaningful reversal versus a net loss of $2.8 million sequentially.
•	Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income, and rental income, was a record $12.0 million for the three months ended July 31, 2025, compared to $9.0 million in the same period last year, representing an increase of 32% year over year and 6% sequentially.
•	Cash and cash equivalents as at July 31, 2025 totaled $63.8 million, up 81% year over year, and 84% sequentially. Note that during the third fiscal quarter, the Company raised $25.2 million in net proceeds via a junior secured loan.

2025 Third Fiscal Quarter - Retail Highlights:

•	Canna Cabana remains the largest cannabis retail brand in the country with 207 stores across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario.
•	Canadian Cabana Club membership has surpassed 2.15 million, an increase of 39% year over year and 13% sequentially. The Company has also exceeded 115,000 ELITE members in Canada, an increase of 102% year over year and 19% sequentially - once again setting a new record in the pace of onboarding ELITE members.
•	Global Cabana Club membership has surpassed 6.15 million. This includes 123,600 ELITE members, which grew by 18% sequentially.
•	Average Canna Cabana store generated 2.1x revenue versus peers.[3]
•	Same-store sales were up 7.4% year over year in the third fiscal quarter of 2025, the fastest growth rate in two years. Since the launch of its discount club model in October 2021 to June 2025, same store sales at Canna Cabana are up 137% while the average operator has experienced a 2% decline.[4]
•	Canna Cabana reached a 12% market share, up from 11% in the previous year.[5]
•	Canna Cabana had a shrink rate of just 0.2% during the three months ended July 31, 2025.
•	Annualized retail sales per square foot were $1,735 across the Canna Cabana store network during the third fiscal quarter of 2025. This was higher than best-in-class retailers like Wal-Mart, Target, and Canadian Tire.[6]
[3] For the month of June 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[4] Calculated by chaining monthly data, and based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] For the months of May and June 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[6] Data sourced from most recent public filings of the mentioned retailers

Third Fiscal Quarter 2025 - Operational Highlights (May 1, 2025 - July 31, 2025):

•	The Company opened seven new Canna Cabana locations across Ontario, Manitoba and Alberta - Brantford, Cornwall, Calgary, Sherwood Park, Toronto, Winnipeg, and Drayton Valley.
•	At an annual general and special meeting of shareholders, each of the Company's five nominees proposed by management was elected as a director of the Company. Shareholders of the Company also ratified management's proposed shareholder rights plan.
•	The Company closed on a $30 million junior secured loan.

Subsequent Events (August 1, 2025 - Present):

•	The Company opened four new Canna Cabana locations across Ontario and Saskatchewan - Saskatoon, Lasalle, Burlington, and London - bringing the total Canna Cabana store count to 207 locations across Canada.
•	The Company announced and subsequently closed its acquisition of a 51% interest in Remexian Pharma GmbH ("Remexian") for an estimated purchase price of #eu#26.4 million, allowing the Company to enter the fast growing German medical cannabis market. The Company has a five-year option to acquire the remaining 49% equity interest in Remexian at any time after 24 months from the closing date.

CANNABIS BRANDS WHITE LABEL UPDATE

The Company notes that as of September 8, 2025, it sells 75 cannabis and accessory SKUs across both of its flagship Queen of Bud and Cabana Cannabis Co. brands. Below is a breakdown of the current Queen of Bud and Cabana Cannabis Co. products available in the Company's store network.

Queen of Bud and Cabana Cannabis Co.
SKUs Available in Canna Cabana Stores

Brand	Product	SKUs	Last 12 Months Sales
Queen of Bud	Cannabis	18	$ 2,298,868.00
	Accessories	26	$ 698,993.00
Cabana Cannabis Co.	Cannabis	7	$ 2,460,345.00
	Accessories	24	$ 935,500.00
	Total	75	$ 6,393,706.00

Selected financial information for the third quarter ended July 31, 2025:
(Expressed in thousands of Canadian Dollars)

	Three months ended July 31			Nine Months Ended July 31
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Free cash flow(i)	7,682	3,092	148%	10,678	16,083	(34) %
Net cash provided by operating activities	10,650	6,213	71%	19,588	25,895	(24) %
Revenue	149,690	131,685	14%	429,955	384,011	12%
Gross profit	40,091	35,454	13%	111,002	106,747	4%
Gross profit margin(ii)	27%	27%	- %	26%	28%	(2) %
Total expenses	(36,352)	(32,399)	12%	(106,264)	(98,913)	7%
Total expenses as a % of revenue	24%	25%	(1) %	25%	26%	(1) %
Income from operations	3,739	3,055	22%	4,738	7,834	(40) %
Adjusted EBITDA(iii)	10,643	9,614	11%	25,794	30,090	(14) %
Adjusted EBITDA as a percentage of revenue(iv)	7%	7%	- %	6%	8%	(2) %
Net income (loss)	832	825	1%	(4,693)	991
Basic and diluted income (loss) per share	0.01	0.01		(0.06)	-
(i) The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
(ii) Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii) Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found in the chart below.
(iv) Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

 The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net (loss) Income	832	(2,836)	(2,689)	(4,802)	825	171	(5)	(31,805)
Income/deferred tax recovery (expense)	69	46	38	(153)	671	(878)	(233)	(4,571)
Accretion and interest	1,795	1,950	2,101	2,308	1,681	1,712	1,743	1,632
Depreciation and amortization	6,080	5,880	5,847	5,362	5,678	7,505	6,848	8,583
EBITDA(i)	8,776	5,040	5,297	2,715	8,855	8,510	8,353	(26,161)
Foreign exchange loss (gain)	120	114	(13)	5	19	(5)	5	(152)
Transaction and acquisition costs	881	1,616	630	773	12	1,314	515	691
Loss (gain) revaluation of put option liability	-	-	-	(88)	(159)	(110)	(300)	544
Other (gain) loss	(1)	42	-	11	(6)	337	-	37
Loss (gain) on extinguishment of debenture	-	-	-	(885)	-	-	-	-
Impairment loss	-	-	-	4,964	-	-	-	34,265
Share-based compensation	824	1,250	1,175	750	881	549	795	(284)
Loss (gain) on revaluation of marketable securities	-	-	-	-	12	-	77	(13)
Loss (gain) on revaluation of debenture	43	-	-	-	-	(240)	755	(505)
Loss (gain) on extinguishment of financial liability	-	-	-	-	-	(314)	235	(60)
Adjusted EBITDA(i)	10,643	8,062	7,089	8,245	9,614	10,041	10,435	8,362
(i) EBITDA and Adjusted EBITDA are non-IFRS financial measures.

	2025		2024				2023
	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Cash flow from operating activities	8,231	4,686	4,644	6,179	8,928	8,032	9,363	7,207
Changes in non-cash working capital	2,419	3,569	(3,961)	3,473	(2,715)	4,777	(2,490)	2,430
Net cash provided by operating activities	10,650	8,255	683	9,652	6,213	12,809	6,873	9,637
Sustaining capex(i)	(460)	(692)	(361)	(533)	(279)	(528)	(511)	(1,080)
Lease liability payments	(2,508)	(2,667)	(2,222)	(3,211)	(2,842)	(2,898)	(2,754)	(2,870)
Free cash flow(ii)	7,682	4,896	(1,900)	5,908	3,092	9,383	3,608	5,687
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure

OUTLOOK

High Tide's wholly owned subsidiary, Canna Cabana, is the largest cannabis retail brand in Canada with 207 current operating locations. Following the opening of 16 new stores this calendar year, the Company is on track to reach the upper end of its previously stated target of 20-30 new locations in calendar 2025, while advancing toward its long-term goal of surpassing 300 locations nationwide.

The Company's Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.15 million members in Canada, which is up 39% in the past year. Over the long term the Company anticipates exceeding 2.5 million Cabana Club members in Canada. Globally, the Company has now surpassed 6.15 million Cabana Club members. ELITE, the paid membership tier, continues to break quarterly and annual growth records and now exceeds 115,000 members in Canada and 123,600 worldwide, with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

Following the successful launch of its innovative discount club model in its core bricks-and-mortar business, in late 2024, the Company expanded Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. While its e-commerce division is currently tracking behind its initial financial forecasts, the Company notes it represents only 3% of consolidated revenue. While the Company has historically focused its e-commerce strategy around consumption accessories and hemp-derived products, it has recently entered the hemp-derived cannabinoids marketplace in the United States, to strengthen and expand its online ecosystem. Management remains focused on executing its original 12-month plan to improve e-commerce performance and is optimistic about a potential turnaround. At the same time, contingency options are under active consideration, including potential partnerships, divestitures, or maintaining pared-down e-commerce platforms primarily as strategic assets in anticipation of further U.S. federal reforms.

The Company has always managed its affairs with a focus on prudent free cash flow generation, having produced more than $38 million over the past two years. With the transformational Remexian acquisition, the Company will need to assess its ongoing cash needs, as Remexian's anticipated growth will require additional working capital to support further expansion. The Company will assess its impact on consolidated results in due course.

The Company continues to expand its white label cannabis product portfolio between its flagship Queen of Bud and Cabana Cannabis Co. brands, with 25 cannabis SKUs now available across the Canna Cabana store network. The Company continues to work on exciting new white label product offerings that are expected to launch in the coming months.

Regarding its balance sheet, the Company continues to have no meaningful debt maturities for the next two years, has significantly more cash on hand than in the past, and continues to generate meaningful free cash flow from its core bricks-and-mortar operations. As a result, the Company believes it can continue to fund future store growth internally.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) on Tuesday, September 16, 2025.

https://app.webinar.net/6NDyqVDQLzX

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154

International Toll Free (Germany): 498005889782

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's ATM Program that allowed the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSXV, the Company announces that, during the nine months ended July 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. The Company has not issued any shares under the ATM Program during the three months ended July 31, 2025, or from August 1, 2025, to today.

Pursuant to an Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during nine months ended July 31, 2025.

The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program was effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 207 current locations across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow and remain free cash flow positive for the fiscal year; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete any offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; the Company's ability to enter emerging legal cannabis jurisdictions, the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add 20-30 stores this calendar year and reach its goals of 300 stores nationwide, and 2.5 million Cabana Club members in Canada, the success of Remexian and whether there will need to be additional working capital to support expansion, the closing of announced acquisitions, the ability of the Company to develop and launch cannabis, white label, and consumption accessory offerings; the result of the plan to improve e-commerce platforms, the ability to fund store growth internally, and the ability of the Company to capitalize on further federal reforms in the U.S. and elsewhere.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-reports-financial-results-for-third-fiscal-quarter-featuring-record-revenue-and-adjusted-ebitda-along-with-positive-free-cash-flow-and-net-income-302556638.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2025/15/c9738.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 16:00e 15-SEP-25